FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated March 3, 2016

TRANSLATION
Autonomous City of Buenos Aires, March 3, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Financial Statements as of 12/31/2015

Dear Sirs:

In order to fulfill the requirements of Article No. 62 of the Buenos Aires Stock Exchange Rules, we advise you that the Company’s Board of Directors approved, at its meeting held on March 3, 2016, the consolidated financial statements for the year ended December 31, 2015. Relevant information of such financials statements of YPF S.A. follows:

1) Statement of income (in millions of pesos)

Attributable to shareholders of the Company	4,579
Attributable to minority interests	(153)
Total net income for the period	4,426

2) Other comprehensive income (in millions of pesos)

Attributable to shareholders of the Company	43,758
Attributable to minority interests	-
Total other comprehensive income for the period	43,758

3) Comprehensive income  (in millions of pesos)

Attributable to shareholders of the Company	48,337
Attributable to minority interests	(153)
Total comprehensive income for the period	48,184

4) Detail of Shareholders’ equity as of 12/31/2015 (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,922
Adjustment to contributions Shares in treasury Adjustment to shares in treasury Stock compensation plan Acquisition cost of treasury shares Share trading premium	6,083 11 18 67 (277) (115)
Issuance premiums	640

Total shareholders’ contributions	10,349
Legal reserve	2,007
Reserve for future dividends	5
Reserve for future investments	21,264
Own shares repurchase	440
Initial setting IFRS	3,648
Other comprehensive income	78,115
Retained earning	4,585
Subtotal Shareholders’ equity	120,413
Minority interests	48
Total Shareholders’ equity	120,461

Subsection n) Proposals regarding dividends in cash and in kind, capitalized earnings, monetary adjustments and other concepts

The Board of Directors decided to propose the following uses for the profits accumulated as of December 31, 2015 to the General Ordinary Shareholders' Meeting: (i) allocate Ps 50 million to establish a reserve for purchasing YPF shares, in order to grant to the Board of Directors the possibility of acquiring YPF shares at any time as it considers appropriate, and in carrying out the share compensation plan, to comply with the obligations currently existing under such plan and those that may arise in the future, (ii) allocate Ps 3,640 million to establish a reserve for investments in accordance with the third paragraph of article 70 of the General Corporations Law No. 19,550, as amended, and (iii) allocate Ps 889 million to a reserve for the payment of dividends, authorizing the Board of Directors to determine the opportunity for distribution of the same prior to the end of this fiscal year.

The Board of Directors has not made proposals for capitalization because there are insufficient facts indicating the need for capitalized earnings, monetary adjustments and other concepts.

Subsection o)-Shares owned by the parent group

As of December 31, 2015, the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which included 200,589,525 class D shares and 3,764 class A shares.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options for company shares, corresponding to ownership of the shareholder or parent group

None.

Subsection q) Parent shareholder of the company:

Federal Government - Ministry of Energy and Mining, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: March 3, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer